

CanMonkey Friends Invest First on Wefunder!



This is *your* chance to be part of something absolutely game-changing. We're not just growing fast - we're creating an entirely new category.

Just like Uber reimagined ridesharing, and DoorDash changed food delivery forever…
CanMonkey is set to revolutionize trash day.

We're offering exclusive **early bird terms** for our inner circle - that means You. Customers, friends, believers - this is your moment to join us as we build something truly groundbreaking.

👉 **Early Bird Perk: 20% Discount on Valuation**
👉 **Invest over $2,500** to receive a year's free subscription - a **value of $600**

🎥 Watch this quick video to see why we're fired up

ACT FAST - early bird perks won't last long.
I'm always here to answer questions about CanMonkey, the raise, or our growth

plans - just hit reply.

Let's build something massive,

Alex Shapiro
Co-Founder & CEO
CanMonkey

Reserve Your Investment Now

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment. **Some necessary disclosures: 1. No money or other consideration is being solicited. If sent, it will not be accepted. 2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. 3. Any indication of interest involves no obligation or commitment of any kind.*

  



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